03011374

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41466

SEC MAIL RECEIVED PROCESSING FEB 27 2003 WASH. D.C. 181 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CoastalBanc Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5718 Westheimer, Suite 600
(No. and Street)

Houston (City) Texas (State) 77057 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Catherine N. Wylie (713) 435-5327
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

700 Louisiana (Address) Houston (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine N. Wylie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CoastalBanc Financial Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANA L. MORGAN
Notary Public, State of Texas
Commission Expires 04-27-2003

Catherine N. Wylie
Signature

Catherine N. Wylie
President
Title

Diana L. Morgan
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent accountant's supplementary report on internal controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CoastalBanc Financial Corp.
(a wholly-owned subsidiary of
Coastal Banc ssb)

Statements of Financial Condition
December 31, 2002 and 2001

(With Independent Auditors'
Reports Thereon)

COASTALBANC FINANCIAL CORP.
(a wholly-owned subsidiary of Coastal Banc ssb)

Table of Contents

700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report

The Board of Directors
CoastalBanc Financial Corp.:

We have audited the accompanying statements of financial condition of CoastalBanc Financial Corp. (the Company), a wholly-owned subsidiary of Coastal Banc ssb (the Parent), as of December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CoastalBanc Financial Corp. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 24, 2003

COASTALBANC FINANCIAL CORP.
(a wholly-owned subsidiary of Coastal Banc ssb)

Statements of Financial Condition

December 31, 2002 and 2001

Assets	2002	2001
Cash and cash equivalents (note 2)	$ 114,902	104,840
Other assets	4,927	1,413
	$ 119,829	106,253
Liabilities and Stockholder's Equity		
Accounts payable to Parent (note 2)	5,946	47
Accrued expenses	12,209	9,923
Total liabilities	18,155	9,970
Stockholder's equity (note 5):		
Common stock, $1 par value. Authorized 1,000,000 shares; 1,000 shares issued and outstanding	1,000	1,000
Retained earnings	100,674	95,283
Total stockholder's equity	101,674	96,283
Commitments (notes 3 and 4)		
	$ 119,829	106,253

See accompanying notes to financial statements.

COASTALBANC FINANCIAL CORP.
(a wholly-owned subsidiary of Coastal Banc ssb)

Notes to Statements of Fnancial Condition
December 31, 2002 and 2001

(1) Organization and Summary of Significant Accounting Policies

CoastalBanc Financial Corp. (the Company) is a wholly-owned subsidiary of Coastal Banc ssb (the Parent) and was incorporated on July 18, 1986. The Company is a registered securities broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD).

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of noninterest-earning and interest-earning deposits with the Parent and other banks.

Income Taxes
As a wholly-owned subsidiary of the Parent, the Company does not file an individual federal income tax return. The Parent files a consolidated federal income tax return with its parent and all of its subsidiaries. By agreement with the Parent, the Company's federal income tax expense is computed on financial statement income before federal income taxes at the approximate current tax rate. Accordingly, payments are made to the Parent for federal income taxes. There are $2,902 for federal income taxes due to Parent at December 31, 2002.

Financial Advisory and Other Fees
Financial advisory and other fees are recorded on an accrual basis.

(2) Balances and Transactions with Parent

In the normal course of business, the Company has entered into transactions with its Parent. Such balances and transactions as of and for the years ended December 31, 2002 and 2001 are summarized as follows:

	2002	2001
Cash and cash equivalents	$ 10,120	1,640
Accounts payable to Parent	5,946	47
Allocated expenses from Parent	19,200	19,200

(Continued)

(3) Service Agreements

The Company has a securities services agreement with a third-party registered broker-dealer primarily to provide the broker-dealer access to the Parent's customer base. The agreement provides for the separation of business between the broker-dealer and the Company. The agreement indemnifies the Company and its Parent against any claims or damages arising from the agreement. The agreement may be terminated by either party upon written notification, regulatory cause or advice of legal counsel. Income related to this agreement recognized for the years ended December 31, 2002 and 2001 totaled $77,933 and $119,343 respectively.

The Company has a shareholder service agreement with a third-party fund management company (as agent on behalf of various funds) to provide personal shareholder services to the Parent's customers. The shareholder service agreement was adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 and is subject to applicable rules of the NASD. The agreement may be terminated by either party upon written notification. Income related to this agreement recognized for the years ended December 31, 2002 and 2001 totaled $2,580 and $2,904, respectively.

(4) Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2002 and 2001, the Company had no liabilities subordinated to the claims of general creditors.

(5) Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (see Schedule 1). Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2002, the Company had computed regulatory net capital (as defined) of $51,747 which was $46,747 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1 at December 31, 2002.